FILED
12/11/2018 11:59 AM
DOROTHY BROWN
CIRCUIT CLERK
COOK COUNTY, IL
2018CH15342

IN THE CIRCUIT COURT OF COOK COUNTY, ILLINOIS
COUNTY DEPARTMENT, CHANCERY DIVISION

TODD KAFKA,

Plaintiff,

vs.

ANTHONY CAINE, LJM FUNDS
MANAGEMENT, LTD., TWO ROADS
SHARED TRUST, NORTHERN LIGHTS
DISTRIBUTORS, LLC, ANDREW
ROGERS, MARK GERTSEN, MARK
GARBIN, NEIL KAUFMAN, ANITA
KRUG, JAMES COLANTINO,

Defendants.

2018CH15342

Case No:

JURY TRIAL DEMANDED

COMPLAINT FOR BREACH OF FIDUCIARY DUTY AND FOR OTHER RELIEF

Plaintiff, Todd Kafka ("Plaintiff"), by and through his counsel, brings this action based

upon personal knowledge as to Plaintiff and Plaintiff's own acts, and upon information and

belief as to all other matters based on the investigation conducted by and through Plaintiff's

attorneys, which included, among other things, a review of materials provided to Plaintiff by

LJM Preservation and Growth Fund (the "Fund"), LJM Funds Management, LTD. ("LJM"), its

controlling persons, other publicly available information regarding the Fund, and industry

reports.

1. Plaintiff brings this action including derivatively on behalf of the Fund.

2. The Defenants raised hundreds of millions of dollars from Plaintiff and Fund

purchasers pursuant to Registration Statements and Prospectuses ("Offering Materials"). The

Defendants promoted the Fund from its inception in 2013 and stressed the goal of capital preservation based upon an undisclosed purportedly carefully hedged strategy. The Fund reported net assets of $768 million on October 31, 2017.

3. This case arises out of the complete collapse of the Fund, which lost over 85% of its value in a short period in February of 2018. Defendants marketed the LJM Fund as having a carefully hedged strategy with comprehensive mitigation techniques, when in reality, LJM engaged in an undisclosed, extremely highly leveraged and high-risk trading strategy.

4. The Fund Offering Materials were materially false and misleading because the Defendants and LJM were actually engaged in an undisclosed, extremely high-risk trading strategy where the Fund and its participants would suffer significant losses if expected future volatility increased, even when the stock market index remained unchanged. As a direct result of the Defendants' conduct, the Fund was forced to sell out of their options positions, while the Fund collapsed.

5. In 2018, the Fund lost over eighty-five percent (85%) of its value despite a modest downturn in the market of only approximately two percent between February 5 and 6, 2018 in the S&P 500.

JURISDICTION AND VENUE

6. This Court has original subject matter jurisdiction under the Illinois Constitution, Article VI §9.

7. This Court has personal jurisdiction over the defendants under 735 Ill. Comp. Stat. Ann. §5/2-209(b)(1)(2) because the Individual Defendants named below transacted substantial business in Illinois in connection with the promotion, solicitation activities and the Fund's operations. In addition, Defendant LJM Funds Management, Ltd. is organized under the laws of the state of Illinois.

8.   Venue is proper pursuant to 735 ILCS §5/2-201 (1) and (2) as the Plaintiff resides in the State of Illinois and one or more Defendants are residents of Cook County and the Offering Memoranda and marketing materials were prepared and reviewed, in part, in Cook County.

PARTIES

9.   Plaintiff Todd Kafka resides in the State of Illinois. During the wrongdoing complained of herein, he purchased LJMIX pursuant to the Registration Statements and Prospectuses described herein and was at all times material hereto, a holder and participant in the Fund.

10.   Nominal Defendant LGM Preservation and Growth Fund (the "Fund"), has its principal place of business in Cook County, Illinois. The Fund was a mutual fund that purported to invest primarily in purchased and sold call and put options on Standard & Poor's 500 Futures Index ("S&P"). Defendants sold the Fund with three share classes all of which had the same underlying portfolio of assets. Class A shares used the ticker "LJMAX," Class C shares used the ticker "LJMCX," and Class I shares used the ticker "LJMIX."

11.   Defendant LJM Funds Management, Ltd. was the investment advisor to the Fund and along with Anthony J. Caine, and other defendants, were responsible for the management of the Fund including managing the Fund's investments, executing operations and providing related advisory services.

12.   Defendant Anthony J. Caine ("Caine") is the founder and Chairman of defendant LJM and the Chairman of other affiliates, including LJM Partners. Caine, at all times material, has been registered with the CFTC as an associated person of LJM since December 8, 1998. Mr.

Caine was not only a portfolio manager for the Fund, but participated in making all major material decisions affecting the Fund and along with the other defendants, was responsible for the operation, management and policy decisions of LJM and the Fund. Mr. Caine and the other named defendants did not adequately disclose to the Fund, or its purchasers, that Mr. Caine had major conflicts of interest concerning the LJM Preservation and Growth Fund ("LJM Mutual Fund"). Mr. Caine was also engaged in trading for his own account and for many other client accounts pursuant to a purported exemption from commodity trading advisor registration.

13.   Defendant Two Roads Shared Trust, is a Delaware statutory trust organized on June 8, 2012 ("Two Roads"), and was an investment advisor and the Fund's registrant. Two Roads was registered as an open-end management investment company registered under the Investment Company Act of 1940 with several funds.

14.   Defendant Northern Lights Distributors, LLC ("Northern Lights") served as the principal underwriter and also national distributor for the shares of Two Roads pursuant to an Underwriting Agreement with Two Roads.

15.   Defendant NorthStar Financial Services Group, LLC ("Northstar") owns more than75% of Northern Lights, and according to records filed with the Financial Industry Regulation Authority, directs the management and policies of Northern Lights.

16.   Defendant Mark Gersten ("Gersten") was, at all relevant times, the Chairman of Two Roads and a trustee. He signed the 2015, 2016, and 2017 Registration Statements.

17.   Defendant Mark Garbin ("Garbin") was, at all relevant times, a trustee of Two Roads. He signed the 2015, 2016, and·2017 Registration Statements.

18.   Defendant Neil Kaufman ("Kaufman") was, at all relevant times, a trustee of Two Roads. He signed the 2015, 2016, and 2017 Registration Statements.

19. Defendant Anita Krug ("Krug") was, at all relevant times, a trustee of Two Roads. She signed the 2015, 2016, and 2017 Registration Statements.

20. Defendant Andrew Rogers ("Rogers") was, at all relevant times, the President and Principal Executive Officer of Two Roads. He signed the 2015, 2016, and 2017 Registration Statements.

21. Defendant James Colantino ("Colantino") was, at all relevant times, the Treasurer and Principal Executive Officer of Two Roads. He signed the 2015, 2016, and 2017 Registration Statements.

22. Defendants LJM, Two Roads, Northern Lights, NorthStar, and the individually named Defendants are collectively referred to herein as the "Defendants."

23. The Fund was, at all times material, a mutual fund subject to an extensive regulatory framework designed to protect the investing public. It was registered as an investment company and its securities were offered under the 1933 Act.

24. The Defendants were required to periodically file reports with the SEC, provide careful detailed disclosures to Plaintiff and participants in the mutual fund and at all times material, implement appropriate risk management and operational controls.

25. In February of 2015, Defendants filed a Registration Statement and Prospectus (the "2015 Registration Statement"), which represented that "[t]he LJM Preservation and Growth Fund (the "Fund") seeks capital appreciation and capital preservation with low correlation to the broader U.S. equity market."

26. The 2015 Registration Statement further represented that "[t]he Fund aims to preserve capital, particularly in down markets (including major market drawdowns), through

using put option spreads as a form of mitigation risk."

27.   In February of 2016, Defendants filed a Registration Statement and Prospectus that contained misstatements similar to those in the 2015 Registration Statement.

28.   In February of 2017, Defendants filed a Registration Statement and Prospectus that contained misstatements similar to those in the 2015 Registration Statement.

29.   The Defendants' statements were false and misleading because the Fund was not focused on capital preservation, but to the contrary, exposed Plaintiff and participants to an unacceptably high risk of catastrophic losses. The Offering Materials were replete with false representations that the Fund employed a low-risk strategy that would preserve capital and achieve growth regardless of market conditions and particularly in down markets. In fact, the defendants pursued the opposite of a capital preservation and growth strategy. Further, Defendants violated 17 C.F.R. §229.303 by failing to disclose the fact that the Fund had not taken appropriate steps to preserve capital in down markets and left investors exposed to an unacceptably high risk of catastrophic losses.

ADDITIONAL FACTUAL ALLEGATIONS

30.   Defendant Anthony J. Caine and LJM exposed the Fund to extreme undisclosed high risks of investment. The Offering Materials omitted the specific risk that a spike in volatility or movements in the equity markets would lead to catastrophic drawdowns in the Fund's assets. Anthony Caine and the other defendants also did not disclose to Plaintiff that unmitigated losses could occur. The Defendants' Offering Materials misled the Plaintiff, the Fund and its participants concerning its actual trading strategy and actual practices engaged in by the Defendants. The Defendants misrepresented the nature and extent of their risk mitigation techniques, including in the event of high market volatility.

31. The actual trading methods utilized by the Defendants and the actual material risks concerning the Fund, were concealed from the Plaintiff, Fund and its purchasers. For example, the Defendants did not disclose that the Fund was short volatility through net short put and call options and would suffer substantial losses if expected future volatility increased significantly even if the stock market index level was unchanged. Additionally, the Defendants did not disclose that their trading activities and conduct would result in their being forced to untimely sell out of virtually all of their options positions.

32. The Offering Materials also represented that the Fund's trading is most likely to succeed in a volatile market having substantial liquidity. Defendant Caine also represented that "regardless of market direction, [the Fund] performs best when markets are volatile within a range, which has relatively strong support and resistance levels."

33. The Defendants also failed to utilize and implement a carefully hedged strategy in LJM's trading to limit potential downside risk. To the contrary, LJM, Anthony Caine and the other defendants overexposed the Fund to down markets and spikes in volatility as reflected by the fact that the modest S&P 500 drop of approximately 2% over two days resulted in the Fund losing over 85% of its value.

34. Contrary to LJM's assertion that it had employed adequate strategies to mitigate losses, the Fund was overexposed to the risk of volatility through highly leveraged options that, once exercised, required the Fund to liquidate virtually all of its capital to pay off its positions because the Fund had failed to engage in adequate risk mitigation and hedge against increased volatility.

35. Caine and the other Defendants, rather than actually pursuing capital preservation and having adequate risk mitigation techniques to preserve capital regardless of the market

direction, overexposed the Fund to the risk of volatility resulting in the Fund's losing over 85% of its value in just two days as markets dropped and volatility rose. The Fund engaged in a high-risk unmitigated trading strategy, which exposed the Fund to excessive risks and enormous losses of capital, even in only a moderately down market of less than five percent. The Fund's strategy was essentially based upon a bet that market volatility would not increase significantly and that the market index level would not change significantly. However, if the stock market increased or decreased by a significant amount, the Fund would inevitably suffer extreme losses. Caine and the Individual Defendants overexposed the Fund to the risk of volatility through the highly leveraged options and market positions that required the Fund to untimely liquidate nearly all of its capital to pay off its positions when the market declined and volatility increased. The Fund's offering materials omitted and failed to disclose the risk that the Fund and its investors faced catastrophic losses of their capital investment.

36. Caine and the other defendants caused the Fund, LJM and its affiliates to issue marketing materials and presentations to repeatedly assure the Plaintiff and investors that: (a) the Fund balances the portfolio by entering into specific risk mitigation trades in an effort to mitigate losses during extreme events; (b) the Fund has the ability to adjust the portfolio throughout the life of the option contract to take advantage of new opportunities or exit potentially unprofitable positions; (c) the Fund utilizes a high level of risk mitigating positions; and (d) the Fund identifies the key risks and hedges them efficiently and to appropriate scope.

37. Caine and the other Defendants executed the Fund's strategy in a manner that exposed the Fund to unreasonable risks and catastrophic losses, if volatility spiked or there was a market downturn. Participants were not warned about the risk of unmitigated losses because the

Fund's Offering Materials uniformly and repeatedly assured investors that the Fund was effectively hedged against significant risks.

38.   Caine emphasized that when equity markets had experienced periodic volatility, the behavior was in line with scenarios that the LJM portfolio management team had experienced in the past and had incorporated into its risk models; and the higher implied volatility levels created additional opportunities to create favorable risk/reward profiles and ultimately profit.

39.   Rather than seeking to preserve capital, particularly in down markets through using put option spreads and other available effective risk management techniques as a form of mitigation risk, the Defendants overexposed the Fund to down markets and spikes in volatility.

40.   Caine and the other defendants emphasized that they had engaged in and implemented proactive elevated risk mitigation techniques in order to generate returns regardless of market direction. However, the Fund's investments, not only failed to generate positive returns from the modest downturn but lost nearly all of its value from the downturn and increased volatility. Although the Offering Materials included generic warnings regarding the possibility of losses from trading, volatility and options that are applicable to investing in general, these representations were themselves misleading because they failed to disclose the specific and actual risks and the magnitude of the risks that resulted from the Fund's uniquely risky volatility strategy and its failure to employ adequate risk mitigation strategies in the event of a market downturn and/or increase in volatility. The Defendants' boilerplate warnings in the Offering Materials were insufficient to negate the misleading impression created by the misrepresentations in the Materials, alleged herein, that the Defendants had employed a low-risk strategy that would preserve capital and achieve growth regardless of market conditions and particularly in down markets. The Defendants, in their Offering Materials, entirely omitted the

risk that a spike in volatility or movements in the equity markets would lead to catastrophic drawdowns in the Fund's assets.

41. Despite the actual risks and based upon the undisclosed actions of Caine and the other named defendants, LJM, Caine and the named Defendants stressed the comprehensive nature of the employment of mitigation techniques, which purportedly included but were not limited to: (a) Caine and the defendants' employment of multiple sufficient mitigation techniques in its risk models; (b) the Fund's constantly improving risk management; (c) LJM will buy options to help mitigate the impact of sudden price moves and potentially add incremental return; (d) LJM provides its investors opportunities to improve risk -adjusted returns through exposure to well-managed alternative strategies, which emphasize proper risk management and seek to provide positive returns with low correlation to the broader U.S. equity markets; and (e) the Fund employs sophisticated risk management to balance the amount of risk that it is willing to carry.

42. Without disclosure to Plaintiff, and other Fund purchasers, the Fund was overexposed to the risk of volatility through highly leveraged options that, once exercised or subject to a margin or risk call, resulted in requiring the Fund to deplete its capital and sell off virtually all of its open positions because the Fund had failed to engage in adequate risk mitigation and hedge against increased volatility. The Defendants had implemented an options trading strategy which had unlimited downside and no capital preservation.

43. Caine and the other Defendants knew, but failed to disclose, that the Fund had failed to engage in risk mitigation and adequate hedge against increased volatility, and the Fund lacked adequate risk controls and oversight to protect against the Fund's high risk and unprotected trading positions.

44.   On February 6, 2018, defendant Caine sent an e-mail, admitting "LJM strategies have suffered significant losses," and, in a concession that the Fund was not adequately hedged, said "the portfolio management team is trying to hedge with as many futures as possible."

45.   On February 9, 2018, blaming volatility and options markets, Anthony Caine caused LJM to send a letter to the Fund's participants stating the Fund was forced to close out all of its open positions beginning on February 5th, causing "additional substantial losses. He also indicated that LJM and the Fund were "forced to execute trades at less favorable prices"...because "of the substantial lack of market liquidity". He also indicated the "liquidation of open positions on Tuesday, February 6, caused additional losses from Monday's closing prices," or a loss of over 85% of Fund value.

46.   In an SEC filing dated February 27, 2018, Defendant LJM and the Trust announced that they had decided to liquidate and dissolve the Fund. The Fund failed to preserve capital and left investors with massive losses in excess of six hundred million dollars and no choice but to redeem a small fraction of their investment.

47.   Investors and analysts were stunned that such a modest downturn of just 4% in a single day and roughly 2% over two days in the Dow and S&P 500 could cause the collapse of virtually all of the value of the Fund. The events concerning LJM were described by the media and analysts as a "debacle". On February 14, 2018, an analyst said LJM had been "taking a tremendous amount of risk" and described the modest spike in volatility."

48.   On March 12, 2018, Morningstar stated that LJM employed a short-volatility strategy that sold put-options on S&P 500 futures without owning the underlying security, which left it vulnerable to a margin call during a period of volatility.

49.   The Defendants have failed to provide adequate disclosure to the Plaintiff, the Fund and its participants since the losses were sustained in 2018. Defendants have breached their obligations and have failed to provide adequate disclosure of their specific operations and the specific facts resulting in the collapse of the Fund. After the collapse, Defendant Caine informed the Plaintiff's father Joseph Kafka, that a thorough detailed report would be available by September of 2018, which would disclose all of the facts and factors resulting in the Fund's collapse. While Caine and the other defendants have a fiduciary duty to provide the Plaintiff, on behalf of the Fund, and the Fund's participant's with full disclosure of all material facts including concerning the collapse of the Fund in 2018, they have each abdicated their responsibilities and breached their fiduciary duties by failing to provide the required and promised disclosure to the Plaintiff, Fund and its participants.

50.   By reason of their positions, and control of the business and Fund affairs, Caine and the other named Defendants owed the Fund and its participants the fiduciary obligations of good faith, trust, loyalty, due care, and candor and were and are required to use their utmost ability to control and manage the Fund in a fair, just, honest, and equitable manner. Caine and the Defendants were and are required to act in furtherance of the best interests of the Fund and not in furtherance of their personal interest or benefit. The Defendants owed to Plaintiff and the Fund, the fiduciary duty to exercise good faith and diligence in the administration and operations of the affairs of the Fund and in the use and preservation of its property and assets, and the highest obligations of fair dealing. As detailed herein, however, Caine and the Defendants implemented and/or permitted a business strategy that was inconsistent with the duties owed to the Fund, thereby resulting in the Fund's losses of hundreds of millions of dollars.

51.   Each of the Defendants, because of their positions of control and authority as to the Fund, were able to and did, directly and/or indirectly, exercise control over the wrongful acts complained of herein and have continued through the present date to fail to make full disclosure of its conduct to the Fund and its participants.

52.   To discharge their duties, Caine and the Defendants were required to exercise reasonable and prudent supervision over the management, policies, practices, procedure, trading and controls of the Fund. By virtue of such duties, the Defendants were required to, among other things:

a.   exercise good faith to ensure that the affairs of the Fund were conducted in a suitable manner so as to make it possible to provide a safe level of performance;

b.   properly and accurately guide and report to the Fund investors as to the true financial condition of the Fund and its' trading practices at any given time, including making accurate and truthful statements about the Fund's trading practices, business prospects, risks and exposure;

c.   exercise good faith to ensure that the Fund was operated in a diligent, honest and prudent manner and complied with all applicable federal and state laws, rules, regulations and requirement, and all contractual obligations, including acting only within the scope of its legal authority; and

d.   remain informed and contemporaneously report how the Fund conducted its operations, and, when placed on notice of improper or imprudent conduct by the Fund and/or its employees, exercise diligence and good faith in taking action to correct the misconduct and prevent its recurrence.

53. Caine and other Defendants had access to adverse undisclosed information about the Fund's business, operations, trading, products, operational trends, portfolios, exposures, financial statements, markets, market positions and present and future business prospects via access to internal documents (including the Fund's operating plans, trading strategies and portfolios, forecasts, and reports of actual operations), conversations and connections with other officers and employees, attendance at management meetings and via reports and other information provided to them in connection therewith. Caine and the Defendants each had a duty to disseminate promptly, accurate and truthful information with respect to the Fund's financial condition and market positions and to correct any previously issued statements that had become materially misleading or untrue.

54. Caine and the other Defendants have breached their duties of candor, loyalty, good faith and care by allowing or by themselves causing the Fund to misrepresent its financial results, and compliance with applicable laws and regulations, and by failing to prevent Caine and the Defendants from engaging in breaches of fiduciary duty, to the substantial damage and detriment of the Fund, as will become apparent in discovery. Caine and each of the Individual Defendants participated in the issuance and/or review of false and/or misleading statements, including the preparation and/or dissemination of false and/or misleading reporting releases, filings and reports regarding the Fund's financial condition, trading strategy, portfolio, market positions and operations. As a direct result of Caine and the Defendants' actions and failure to act, the Fund was exposed to and suffered hundreds of millions of dollars in losses and liability from lawsuits alleging violations of federal securities laws and breaches of fiduciary duties.

55. By reason of Caine's actual position and his and the Defendant's control over the business and affairs of the Fund, Caine and each of the Defendants were required to use

their ability to control the Fund in a fair, just and equitable manner, as well as to act in furtherance of the best interests of the Fund and not in furtherance of their own personal interests or those of Caine and the other Defendants. In violation of their fiduciary duties of candor, loyalty and good faith, Caine and each of the defendants caused the Fund to conduct its business in an unsafe, imprudent, and unlawful manner and to fail to disclose material information to the Fund and participants.

56.   These fiduciary duties are further embedded in the Fund's oversight function to ensure management's accountability and disclosure and assist management in the oversight of the Fund's compliance with applicable laws and regulations, as well as the maintenance of appropriate reporting, accounting, trading, financial, operational and other controls.

DAMAGES TO LJM PRESERVATION and GROWTH FUND

57.   As a direct and proximate result of Caine's and each of the Defendants' actions, the Fund has lost hundreds of millions of dollars and expended, and will continue to expend, additional significant sums of money, and has been subjected to substantial damages. Such additional expenditures include, but are not limited to, the following:

a.   costs incurred from defending and paying any settlement or judgment in securities fraud and other class actions brought by current and former investors;

b.   costs incurred from responding to any regulatory investigations;

and

c,   costs incurred in defending and from compensation and benefits paid to Caine and each of the Defendants and other officers of the Fund who have breached their duties to the Fund.

DEMAND WOULD BE FUTILE

58.　　Plaintiff brings this action in the right and for the benefit of the LJM Preservation and Growth Fund and its' participants to redress injuries suffered and to be suffered by the Fund as a result of the breaches of fiduciary duty and other wrongdoing by Caine and the named Defendants.

59.　　Plaintiff was at all times material hereto, a purchaser and holder of the LJM Fund, during the time period in which Caine and the Defendants' wrongful course of conduct alleged herein was occurring through the present.

60.　　Plaintiff will adequately and fairly represent the interests of the Fund participants and its partners in enforcing and prosecuting its rights.

61.　　Defendant Caine and the other Defendants have denied any responsibility for the hundreds of millions of dollars in losses. Plaintiff has not made a demand on the Fund to bring the causes of action alleged herein because such a demand would be futile and useless act for the following additional reasons:

    a.　　The Defendants as more fully detailed herein, participated in, approved and/or permitted the wrongs alleged herein to have occurred and participated in efforts to conceal or disguise same and have failed to provide adequate disclosures to the Fund or participants of their knowledge concerning the underlying facts resulting in hundreds of millions of dollars in Fund losses. The acts complained of constitute violations of the fiduciary duties owed to the Fund and these acts are incapable of ratification.

b.   The Fund has been and will continue to be exposed to significant losses due to the wrongdoing complained of herein, yet the Defendants have not filed any lawsuits against themselves or others who were responsible for that wrongful conduct to attempt to recover for the Fund any part of the wrongs suffered.

c.   The actions of the Defendants have impaired their ability to validly exercise its business judgment and rendered it incapable of reaching an independent decision as to whether to accept Plaintiff's demands.

62.   Any suit by LJM to remedy these wrongs would likely further expose the Defendants and the Fund to violations of securities laws and breaches of fiduciary duties, which are already the subject of civil actions being filed against Caine and the named Defendants. Thus, they are hopelessly conflicted in making any supposedly independent determination as to whether to sue themselves.

63.   Plaintiff has not made a demand on the Defendants to bring the causes of action alleged herein because such a demand would be futile. The Fund and LJM, acting through, among others, Anthony Caine, are unable to make an impartial determination as to whether to institute legal proceedings to redress the wrongdoing alleged herein because they (1) face a substantial likelihood of liability for non-exculpated breaches of their fiduciary duties to the Fund by their participation or acquiescence in the wrongdoing alleged herein and/or complete failure to perform their oversight duties to the Fund to, among other matters, ensure the Fund was operating in accordance with applicable laws and regulations, oversee the Fund's compliance with legally mandated disclosure standards, and systemic failure to assure that a reasonable information and reporting system existed.

64.   A pre-suit demand upon Caine and the Defendants is excused because Caine and each of the Defendants each is personally interested in the outcome of this litigation, and in the case of Anthony Caine, he is a defendant, along with the Defendants in certain class action securities fraud and other cases pending in Illinois relating to the activities complained of herein, having caused the Fund to issue false and misleading statements to the Fund participants and also the investing public in breach of their fiduciary duties of loyalty, candor and good faith by failing to disclose the specific trading activities of the Fund.

65.   Based on the facts and circumstances set forth herein, a reasonable inference can be drawn that the Defendants had knowledge of the unlawful activity involving the trading activities of the Fund and failed to take action to remedy such. Thus, any demand on them to take action to institute suit against themselves or their fellow participants would be futile.

66.   The Defendants' knowing or reckless decision to continue to pursue the radical trading strategy based on widespread undisclosed activities described herein was not a valid exercise of business judgment and constituted a breach of their fiduciary duties of loyalty.

67.   The improper acts set forth herein, which demonstrate a pattern of misconduct, were not, nor could they have been, the product of a valid or good faith exercise of business judgment. As detailed above, Caine and the Defendants, were directly involved in the misconduct challenged in this action, by virtue of their respective positions, or they completely abdicated their responsibility to oversee the Fund's operations and let management run roughshod over the Fund for their personal gain and causing the Fund to engage in improper practices and conduct that have harmed the Fund and resulted in hundreds of millions of dollars of losses. The Defendants' conduct lacked any legitimate business purpose and was not a product of a valid exercise of business judgment. As such, demand should be excused as futile.

68.   The Defendants acted in bad faith by breaching their fiduciary duties in failing to adequately manage, oversee and disclose the activities and operations of the Fund which has, as alleged herein, severely impacted the Fund's financial condition.

69.   Each Defendant had a duty to diligently evaluate information to ensure that reasonable systems of reporting existed as to all relevant information. It was the duty of the Defendants to properly evaluate this information and provide thorough guidance, governance and disclosure to the Fund and its participants. Caine and the Defendants failed in these duties. Each of the Defendants faces a substantial likelihood of liability in this action because of his or her failure, to assure that reliable systems of financial controls were implemented and functioning effectively to prevent the Fund from sustaining hundreds of millions of dollars without adequate mitigation strategies.

70.   Caine and the Defendants were active participants in breaches of duties of good faith, candor, and loyalty, and have caused the Fund to sustain hundreds of millions of dollars of losses.

COUNT I
Breach of Fiduciary Duty, Including the Duties of
Loyalty, Candor and Good Faith

71.   Plaintiff incorporates by reference and realleges each and every allegation set forth above as if set forth fully herein.

72.   Each of the Defendants owed and owe the Fund fiduciary obligations. By reason of their fiduciary relationships, the Defendants owed and owe the Fund the highest obligation of good faith, fair dealing, loyalty, and due care.

73.   The Defendants, and each of them, violated and breached their fiduciary duties of care, loyalty, reasonable inquiry, oversight, good faith and supervision.

74.   The Defendants had actual or constructive knowledge that they had caused the Fund to improperly misrepresent the business prospects of the Fund and failed to correct the Fund's activities. These actions could not have been a good faith exercise of prudent business judgment to protect and promote the Fund's corporate interests.

75.   As a direct and proximate result of the Defendants' failure to perform their fiduciary obligations, the Fund has sustained and will continue to sustain significant damages. As a result of the misconduct alleged herein, the Defendants are liable to the Fund.

76.   Plaintiff has no adequate remedy at law.

COUNT II
Gross Mismanagement

77.   Plaintiff incorporates by reference and realleges each and every allegation set forth above as if set forth fully herein.

78.   By their actions alleged herein, the Defendants, either directly or through aiding and abetting, abandoned and abdicated their responsibilities and fiduciary duties with regard to prudently managing the assets and business of the Fund and making adequate and timely disclosure of the Fund's operations.

79.   As a direct and proximate result of the Defendants' gross mismanagement and breaches of duty alleged herein, the Fund has sustained hundreds of millions of dollars of damage.

80.   As a result of the misconduct and breaches of duty alleged herein, the Defendants are liable to the Fund.

81.   Plaintiff has no adequate remedy at law.

FILED DATE: 12/11/2018 11:59 AM   2018CH15342

82. Plaintiff incorporates by reference and realleges each and every allegation set forth above as if set forth fully herein.

COUNT III
Aiding and Abetting Breaches of Fiduciary Duties

83. Plaintiff repeats and realleges each and every allegation set forth in paragraphs 1 – 82.

84. Each of the Defendants knowingly assisted and participated in the Defendants breaches of fiduciary duties in connection with the operations of the Fund, which without such assistance and participation, would not have occurred.

85. By their actions alleged herein, the Defendants, either directly or through aiding and abetting, abandoned and abdicated their responsibilities and fiduciary duties with regard to prudently managing the assets and business of the Fund and making adequate and timely disclosure of the Fund's operations.

86. As a direct and proximate result of the Defendants' gross mismanagement and breaches of duty alleged herein, the Fund has sustained hundreds of millions of dollars of damage.

COUNT IV
Violation of §11 of the Securities Act

87. Plaintiff repeats and realleges each and every allegation previously stated herein.

88. This claim is brought pursuant to §11 of the Securities Act, 15 U.S.C. §77k, on behalf of Fund participants who acquired shares of the Fund pursuant and/or traceable to the Registration Statements and Offering Materials from the inception of the Fund through the present date against all Defendants.

89.   The Offering Materials were inaccurate and misleading, contained untrue statements of material fact, omitted to state other facts necessary to make the statements made not misleading, and otherwise omitted to state material facts required to be stated therein.

90.   Each of the Defendants are strictly liable to the Fund participants for the misstatements and omissions. None of the Defendants named herein made a reasonable investigation or possessed reasonable grounds for the belief that the statements contained in the Registration Statements were true, without omissions of any material facts, and were not misleading.

91.   By reason of the inaccuracies and omissions contained in the Registration Statements and Offering Materials, and Defendants' role in their preparation, dissemination, and/or signing, and/or the other misconduct alleged herein, each Defendant violated and/or controlled a person who violated §11 of the Securities Act.

92.   Plaintiff acquired shares of the Fund pursuant and/o traceable to the Registration Statements.

93.   Plaintiff and the participants Class have sustained damages under §11 of the Securities Act in an amount to be proven at trial.

COUNT V
Violation of §12 of the Securities Act

94.   Plaintiff repeats and realleges each and every allegation previously stated herein.

95.   This claim is brought pursuant to §12 of the Securities Act, *15* U.S.C. §771, on behalf of the Fund participants against Defendants Caine, Two Roads, and Northern Lights.

96.   By means of the defective Prospectuses, Defendants Caine, Two Roads, and Northern Lights were statutory sellers. These Defendants promoted and solicited the sale of the Fund to Plaintiff and other Fund participants. These solicitation activities were conducted to

serve their own financial interests, including, *inter alia,* receipt of millions of dollars from underwriting fees, spreads, and other compensation.

97.   The solicitation activities performed by Defendants include, *inter alia,* signing the Registration Statements and Prospectuses and direct communications with investor participants.

98.   The Prospectuses contained untrue statements of material fact and concealed and failed to disclose material facts, as detailed above. Defendants owed Plaintiff and the other investor participants, who purchased shares of the Fund pursuant to the Prospectuses, the duty to make a reasonable and diligent investigation of the statements contained in the Prospectuses to ensure that such statements were true and that there was no omission to state a material fact required to be stated in order to make the statements contained therein not misleading. Defendants, in the exercise of reasonable care, should have known of the statements and omissions contained in the Prospectuses, as set forth above.

99.   Plaintiff did not know, nor in the exercise of reasonable diligence could have known, of the untruths and omissions contained in the Prospectuses at the time Plaintiff invested.

100.   By reason of the conduct alleged herein, Defendants violated §12(a)(2) of the Securities Act. As a direct and proximate result of such violation, Plaintiff and the other investors sustained substantial losses in connection with their purchases of the stock. Accordingly, Plaintiff and the other investors, who hold shares of the Fund issued pursuant to the Prospectuses, have the right to rescind and recover the consideration paid for their shares.

COUNT VI
Violation of §15 of the Securities Act

101.   Plaintiff repeats and realleges each and every allegation previously stated herein.

102.   This claim is brought pursuant to § 15 of the Securities Act, 15 U.S.C. §77o, on behalf of the Plaintiff and against LJM, the Individual Defendants, and NorthStar.

103.   The Defendants, by virtue of their offices, direct ownership and specific acts, were, at the time of the wrongs alleged and as set forth herein, controlling persons of the Fund, LJM, or Two Roads within the meaning of §15 of the Securities Act. The Individual Defendants had the power and influence, and exercised the same, to cause the Fund, LJM, or Two Roads to engage in the acts described herein.

104.   The Individual Defendants' positions made them privy to, and provided them with, actual knowledge of the material facts concealed from Plaintiff and investors.

105.   LJM managed and controlled the business affairs of the Fund and Two Roads and was a control person of the Fund and Two Roads.

106.   NorthStar, through its more than 75% ownership interest, directed the management and policies of Northern Lights and was a control person of Northern Lights.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff, prays for judgment as follows:

(i)   Against the Defendants and in favor of the Fund for the amount of damages sustained by the Fund as a result of the Defendants' breaches of fiduciary duties, abuse of control, gross mismanagement, and unjust enrichment;

(ii)   Extraordinary equitable and/or injunctive relief as permitted, including attaching, impounding, imposing a constructive trust on or otherwise restricting the proceeds of the Defendants' trading activities or their other assets so as to ensure that Plaintiff has an effective remedy;

(iii)   A Declaration that Defendants breached their fiduciary duties as a result of the conduct alleged herein;

(iv)   Awarding to the Fund restitution, and each of them, and ordering disgorgement of all profits, benefits and other compensation obtained by these Defendants;

(v)   Awarding to Plaintiff the costs and disbursements of the action, including reasonable attorneys' fees, accountants' and experts' fees, costs, and expenses; and

(vi)   Granting such other and further relief as the Court deems just and proper.

TODD KAFKA



By: _____
     One of his Attorneys

John A. Childers
Joseph R. Marconi
JOHNSON & BELL, LTD.
33 West Monroe Street, Suite 2700
Chicago, Illinois 60603-5404
(312) 372-0770

Kenneth G. Gilman
GILMAN LAW LLP
Beachway Professional Center Tower
8951 Bonita Beach Road, S.E. Suite 525
Bonita Springs, FL 34135
Telephone: (781) 307-2526

#5404154